AI OKTO CORP.
Principal Executive Office:
223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol, Cyprus

July 13, 2026

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	AI OKTO CORP. Registration Statement on Form 20-F Originally filed on March 11, 2026 File No. 001-43187

Ladies and Gentlemen:

The undersigned registrant (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form 20-F (File No. 001-43187), together with the exhibits thereto, which was initially filed with the Commission on March 11, 2026 (the “Registration Statement”), as of the date hereof or at the earliest practicable date hereafter.

As the Registration Statement was never declared effective, the Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

Should you have any questions regarding this request, please do not hesitate to contact Will Vogel at +1 (212) 922-2280 of Watson Farley & Williams LLP, counsel to the undersigned registrant.

Yours truly,

AI OKTO CORP.

By:	/s/ Petros Panagiotidis
Name: Petros Panagiotidis
Title: CEO